Exhibit 99.(d)(3)

AMENDMENT TO

INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN

TRIBUTARY CAPITAL MANAGEMENT, LLC AND FIRST NATIONAL FUND ADVISERS

This AMENDMENT is made by and between TRIBUTARY CAPITAL MANAGEMENT, LLC, a Colorado limited liability company (“Adviser”) and First National Bank (Omaha), a national banking association having its principal place of business in Omaha, Nebraska and doing business as FIRST NATIONAL FUND ADVISERS (“Sub-Adviser”).

WHEREAS, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of November 17, 2011 (“Agreement”), whereby Adviser appointed Sub-Adviser to provide certain investment sub-advisory services to the Tributary Short Intermediate Bond Fund and the Tributary Income Fund.

WHEREAS, pursuant to the Agreement, the parties have agreed to amend the second paragraph of the section entitled “RECITALS” and Section 6 entitled “Compensation,” and to add Schedule A and Schedule B to the Agreement.

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement to delete the second paragraph of the section entitled “RECITALS” in its entirety and replace it with the following paragraph:

WHEREAS, Adviser desires to retain the Sub-Adviser as its agent to furnish investment advisory services to certain diversified investment portfolios of Tributary Funds as provided on Schedule A of the Agreement (each a “Fund,” and collectively, the “Funds”).

FURTHER, the parties hereby agree to amend the Agreement to delete Section 6 entitled “Compensation” in its entirety and replace it with the following paragraph:

6.             Compensation.  For the services provided by the Sub-Adviser pursuant to this Agreement, the Adviser will pay the Sub-Adviser, and the Sub-Adviser agrees to accept as full compensation thereof, a sub-advisory fee accrued at an annual rate of the average daily net assets in accordance with Schedule B hereto, paid at the same time and in the same manner as the Funds pay the Adviser its advisory fee pursuant to the Advisory Agreement.  This fee will be computed daily and paid to the Sub-Adviser monthly. The Sub-Adviser may agree to waive a portion of its fee.  Any fee waiver for the Sub-Adviser is voluntary and will be mutually agreed upon with the Adviser. For any month during which this Agreement becomes effective and the month during which it terminates, however, there shall be an appropriate proration of the fee payable for such month based on the number of calendar days of such month during which this Agreement is effective.

FURTHER, the parties hereby agree to amend the Agreement as follows,

1.                                      Schedule A dated October 1, 2014 attached hereto is hereby added to the Agreement.

2.                                      Schedule B dated October 1, 2014 attached hereto is hereby added to the Agreement.

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3.                                      Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the Adviser, Sub-Adviser and Trust have caused this Amendment to be executed as of September 15, 2014, effective as of October 1, 2014.  This Amendment may be executed in two or more counterparts, which together shall constitute one document.

TRIBUTARY CAPITAL MANAGEMENT, LLC		FIRST NATIONAL FUND ADVISERS

By:	/s/ Stephen R. Frantz	By:	/s/ Kurt Spieler

Name:	Stephen R. Frantz	Name:	Kurt Spieler

Title:	Managing Partner	Title:	Senior Managing Director

SCHEDULE A

DATED OCTOBER 1, 2014

(Funds)

Tributary Short-Intermediate Fund

Tributary Income Fund

Tributary Balanced Fund

Tributary Growth Opportunities Fund

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SCHEDULE B

DATED OCTOBER 1, 2014

(Compensation)

FUND	ANNUAL RATE OF AVERAGE DAILY NET ASSETS

Tributary Short-Intermediate Fund	0.25%
Tributary Income Fund	0.30%
Tributary Balanced Fund	0.375%
Tributary Growth Opportunities Fund	0.375%

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